UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July 2025

Baiya International Group

(Translation of registrant’s name into English)

Room 18022, Floor 18, 112 W. 34th Street, New York, NY 10120

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Change of Directors

Effective July 21, 2025, Ms. Zicen Liao (“Ms. Liao”) resigned as a director and the chair of the audit committee (the “Audit Committee”) of the board of directors (the “Board”) of Baiya International Group Inc. (the “Company” or the “Registrant”). The resignation of Ms. Liao was not a result of any disagreement with the Company on any matter related to the operations, policies, or practices of the Company.

Effective July 21, 2025, Ms. Yankun Wang (“Ms. Wang”), was elected as a director by the remaining members of the Board to fill the vacancy resulting from the resignation of Ms. Liao. Ms. Liao will also serve as the chair of the Audit Committee, a member of the compensation committee and the nominating committee, respectively, of the Board.

Ms. Wang is a senior HR and administration professional with over a decade of experience in human resources management, organizational development, and corporate administration. From March 2023 to present, she worked as HR and Administration Manager at Jinke Yulv Technology Co., Ltd., where she focused on HR strategy and planning, talent supply chain development, and organizational effectiveness improvement. From March 2019 to March 2023, she served as Deputy Director of Administration at Sichuan Jiaotou Tianfu Real Estate Co., Ltd., a subsidiary of Sichuan Jiaotou, one of China’s leading state-owned enterprises. Ms. Wang holds a nationally accredited Economics Professional Qualification. She earned her bachelor’s degree in marketing from Sichuan Normal University.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 30, 2025	BAIYA INTERNATIONAL GROUP INC.

	By:	/s/ Siyu Yang
Siyu Yang
Chief Executive Officer and Chairman